EXHIBIT 99.29



                               BANRO CORPORATION
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                                  PRESS RELEASE
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                       BANRO CLOSES $16,000,000 FINANCING


Toronto, March 31, 2004 - Banro Corporation (the "Company") (TSX Venture - BNR) announces that it has completed its previously announced financing (the "Financing"). The Company has issued, by way of private placement, 2,000,000 common shares at a price of $8.00 per share resulting in aggregate gross proceeds to the Company of $16,000,000. Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. (collectively, the "Agent") acted as the Company's agent in connection with the Financing. In consideration for its services, the Company paid to the Agent a cash fee equal to 6% of such gross proceeds and issued to the Agent 120,000 broker warrants, with each such broker warrant entitling the holder to purchase one common share of the Company at a price of $8.00 for a period of one year. The said shares and broker warrants issued by the Company under the Financing are subject to a four month "hold period" and the resale rules of applicable securities legislation.

The net proceeds of the Financing will be used by the Company to advance the Company's projects in the Democratic Republic of the Congo located within the Twangiza-Namoya gold belt and for general corporate purposes. The 2004/2005 exploration program will focus primarily on the Twangiza, Kamituga, Lugushwa and Namoya exploitation permits with additional work being conducted throughout the regional trend.


For further information, please contact:

Arnold T. Kondrat
President and C.E.O.
Phone: (416) 366-2221
Fax:   (416) 366-7722


The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.